U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Notice of Exempt Solicitation

1.	Name of the Registrant:

Clayton Homes, Inc.

2.	Name of person relying on exemption:

Cliffwood Partners LLC

3.	Address of person relying on exemption:

11726 San Vincente Boulevard, Suite 600, Los Angeles, CA 90049

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Press Release dated July 1, 2003, with attached letter dated June 19, 2003 from Cliffwood Partners LLC to the Board of Directors of Clayton Homes, Inc.

FOR IMMEDIATE RELEASE

CLIFFWOOD PARTNERS LLC OPPOSES CLAYTON HOMES

ACQUISITION BY BERKSHIRE HATHAWAY

LOS ANGELES, CALIFORNIA, July 1, 2003 – Cliffwood Partners LLC announced today that it opposes the previously announced acquisition of Clayton Homes, Inc. (NYSE: CMH) by Berkshire Hathaway (NYSE: BRK.A) (NYSE: BRK.B) for $12.50 per share in cash. Cliffwood Partners believes that Clayton Homes is worth substantially more than the $12.50 per share price being paid pursuant to the merger agreement entered into with Berkshire Hathaway.

Cliffwood Partners intends to vote the 1,251,000 shares of Clayton Homes it held as of the record date for the vote on the transaction AGAINST the proposed acquisition at the special meeting of stockholders to be held on July 16, 2003. Cliffwood Partners encourages all independent shareholders to also vote AGAINST the transaction.

On June 19, 2003, Cliffwood Partners sent a letter to the Clayton Homes Board of Directors requesting that Clayton publicly disclose the compensation package that management of Clayton Homes will receive under Berkshire Hathaway ownership and the equity stake in the private enterprise that Clayton management will be awarded. The lack of disclosure of Clayton’s compensation package from Berkshire Hathaway raises two fundamental questions:

(1)	Why does it appear that Clayton Homes is unwilling to disclose the Berkshire Hathaway compensation package?

(2)	If the compensation to Clayton’s management has not been determined to date, is that because it will be tied in any way to the purchase price for Clayton Homes, which would call into question the “independence” of Clayton’s management and Board?

These questions concerning independence, fiduciary responsibility and proper corporate governance could begin to be clarified by full disclosure of the compensation arrangements. These compensation arrangements may be a material part of the transaction but are currently absent from Clayton Homes’ proxy materials. Cliffwood Partners suspects that management of Clayton Homes is focusing on Clayton Homes as an ongoing business, in particular management’s future interest in that business as an owner with Berkshire Hathaway, rather than on the best interests of the existing stockholders of Clayton Homes. In effect, Clayton Homes appears to be acting more like a buyer than a seller of its business.

Furthermore, in its letter to the Board of Directors of Clayton Homes, Cliffwood Partners urged the Board to ask management and the Clayton family to NOT vote their shares in the proposed transaction unless it can be proven that management and the Clayton family are disinterested parties in the merger transaction. Though Cliffwood Partners is against the acquisition of Clayton Homes on price alone, the process that led to Board approval of this transaction must also be questioned. A copy of the June 19 letter is attached to this press release.

For more information, contact Carl B. Tash, Chief Executive Officer of Cliffwood Partners LLC in Los Angeles, CA at (310) 442-0370 or email him at ctash@cliffwoodllc.com .

[Cliffwood Partners LLC Letterhead]

June 19, 2003

VIA Federal Express

Board of Directors

Clayton Homes, Inc.

5000 Clayton Road

Maryville, TN 37804

Attention	Wilma Jordan
Dr. C. Warren Neel Dan Evins James Clayton Billie Joe Clayton Kevin Clayton Thomas McAdams Steven Davis

Re: Disclosure of Management Compensation and Valuation Issues

Dear Directors:

Cliffwood Partners, LLC owns 1,251,000 shares of Clayton Homes, Inc. (“Clayton”) as of the record date of June 2, 2003. As you know, we have been loyal shareholders of Clayton through these turbulent times. In the last few months, we have made numerous telephonic requests concerning the Clayton compensation in the proposed merger with Berkshire Hathaway. We request that Clayton publicly disclose both the compensation package that Clayton Homes, Inc. management will receive under Berkshire Hathaway ownership and what equity stake in the private enterprise that Clayton management will be awarded. Clayton failed to provide such disclosure in their Preliminary Proxy Statement filed with the SEC on May 22, 2003.

In reading Berkshire Hathaway’s annual reports over the years, it is very clear that Mr. Buffett believes that it is important for the management of his operating companies to have a “substantial interest” in the business that they operate. I have seen no indication that Mr. Buffett has changed his approach to the companies that he acquires. With management and the Clayton family having a potentially substantial stake in the acquired company, the question arises as to whether or not these parties are in fact “disinterested” and whether it would be appropriate for them to vote their shares on the proposed merger transaction.

To clarify this question, we strongly urge the Board of Directors of Clayton to (a) fully disclose the compensation packages and equity incentives that management will receive from Berkshire Hathaway and (b) ask management and the Clayton family to NOT vote their shares as it relates to the merger agreement with Berkshire Hathaway. Unless it can be proven that management and the Clayton family are disinterested parties in the merger transaction, they owe it to the other shareholders of Clayton, who collectively own 72% of the common shares, to not vote their shares in the proposed transaction.

The recent activity in the Clayton stock price since the announcement of the proposed acquisition, with the common stock often trading above the Berkshire Hathaway offer price of $12.50, provides strong evidence that many investors hope the proposed merger transaction will be rejected. I would also like to highlight the recent take-out price for Chateau Properties (a public REIT that owns manufactured home communities). One Wall Street analyst states that Clayton’s manufactured home communities (using Chateau valuation criteria) would translate into a valuation today of at least $4 to $5 per share. This alone is substantially above the $1.94 to $2.54 per share valuation in the Morgan Keegan fairness opinion that valued Clayton at $11.49 to $15.58 per share. We recognize that the manufactured home communities are a rather small part of the entire valuation of Clayton. However, given the large discrepancy in this one aspect of the Morgan Keegan fairness opinion, it is easy to call into question just how “fairly” the entire fairness opinion valued each of the segments of Clayton.

A recent Barron’s article speculated that if the Clayton shareholders rejected the merger with Berkshire Hathaway, Clayton would trade at $15 per share. We agree with this opinion. In my letter to the Clayton Board on April 9, 2003, I urged the Board to reject the Berkshire transaction and instead consider joint-ventures and affiliations with financial institutions to expand Vanderbilt’s lending capacity. I believed then, as I do now, that Clayton has numerous alternatives to an outright sale of the company at the outrageously low price that the Board has agreed to accept.

Cliffwood Partners plans to vote against the proposed merger. I remain disappointed that the Board will not respond to our requests for information related to the compensation package for Clayton management in the Berkshire Hathaway transaction. We hope that, once the merger transaction is rejected, the Clayton Board will seriously pursue intelligent financing alternatives for Vanderbilt that will allow ALL shareholders, rather than only themselves and the Clayton family, to enjoy the future upside in Clayton’s equity and franchise value. We hope that the Board and the Clayton family will soon be back to working for the good of all shareholders.

Sincerely,

Carl Tash

CEO

Cliffwood Partners LLC